SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated July 26, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

CGI SIGNIFICANTLY IMPROVES ITS PERFORMANCE IN Q3

•	Net earnings and earnings per share from continuing operations before restructuring costs improve by 33% and 40% sequentially.
•	Net earnings and earnings per share from continuing operations improve by 154% and 175% sequentially.

Montreal, July 26, 2006 – CGI Group Inc. (CGI) reported third quarter net earnings from continuing operations before restructuring costs today of $46.4 million or 14 cents per share on revenue of $866.5 million. This compares with $34.8 million or 10 cents per share in the previous quarter. In the quarter's results were pre-tax restructuring costs related to specific items of $15.0 million. Including these costs, CGI net earnings were $35.9 million, or 11 cents per share compared with 14.1 million or 4 cents per share in the previous quarter.

Quarterly Financial Highlights

In $ millions except margin and share data amounts
	Q3-2006	Q2-2006	Q3-2005 Restated*

Revenue	$866.5	$866.8	$936.4

Net earnings from continuing operations before restructuring costs related to specific items	$46.4	$34.8	$56.6
Margin	5.4%	4.0%	6.0%

Basic and diluted earnings per share from continuing operations before restructuring costs related to specific items	$0.14	$0.10	$0.13

Restructuring costs related to specific items	$15.0	$31.3	-

Net earnings from continuing operations	$35.9	$14.1	$56.6
Margin	4.1%	1.6%	6.0%

Basic and diluted earnings per share from continuing operations	$0.11	$0.04	$0.13

Weighted average number of outstanding shares	338,714,368	344,825,024	436,591,748

Total long-term debt	$810.7	$962.2	$258.2

Order backlog	$13,303	$13,686	$12,934

* See MD&A, page 24 for additional detail

“In the third quarter we successfully executed against our previously announced improvement plan,” said Michael E. Roach, President and Chief Executive Officer. “We significantly improved margins and earnings per share and we were able to maintain revenue, despite continuing currency pressures.”

Third Quarter 2006 Results

Revenue in the third quarter of 2006 was lower compared with the third quarter of 2005 due to the negative impact of currency and a decrease in revenue from the company’s largest customer, BCE.

The impact of currency compared with Q3 2005 was $38.2 million while BCE spending was $40.1 million lower than Q3 2005. On a sequential basis, the negative impact of currency was $7.9 million. BCE revenue, sequentially, increased by $5.3 million.

Net earnings from continuing operations before restructuring costs related to specific items in the third quarter of 2006 were $46.4 million, compared with $34.8 million in Q2 2006 and $56.6 million in the third quarter of 2005.

Net earnings from continuing operations in the third quarter of 2006 were $35.9 million, compared with $14.1 million in the previous quarter and $56.6 million in the third quarter of 2005.

CGI Reports 3Q FY06 Results

July 26, 2006

On a basic and fully diluted earnings per share basis, before restructuring costs related to specific items, the Company earned 14 cents per share, compared with 10 cents per share in the previous quarter and 13 cents per share compared with the third quarter of 2005.

On a basic and fully diluted earnings per share basis, the Company earned 11 cents per share in the third quarter, compared with 4 cents per share in the second quarter of 2006 and 13 cents per share compared with the third quarter of 2005.

Operationally, the third quarter of CGI’s fiscal 2006 was focused on maintaining revenue while improving profitability as outlined in the action plan announced on March 29, 2006. Accordingly, a pre-tax charge for severance and other related benefits, totaling $15.0 million was taken in the third quarter bringing the total charge of the program thus far to $46.3 million. The Company expects to incur the remaining charge of approximately $44 million over the course of this calendar year and continues to anticipate a one-year payback.

The Company continues to generate significant cash from operating activities, totaling $108.3 million during its third quarter compared with $82.0 million in the second quarter of 2006. In addition, the Company’s long-term debt was reduced from $962.2 million at the end of March 2006 to $810.7 million at the end of June, 2006. The Company ended the third quarter with $154.5 million in cash and cash equivalents on hand for a net long-term debt of $656.2 million.

“I am pleased with the cash generation, significant reduction in debt and overall profitability improvements experienced in the quarter,” added Roach. “With the level of current activity in the marketplace and the growing awareness of CGI as a global leader, we remain confident in our ability to profitably grow our business over time.”

Bookings and Renewals

The Company earned several new contracts and renewals during the quarter totaling $787 million. Below are certain contracts awarded to CGI during its fiscal third quarter:

•	More than US$100 million in AMS Advantage® contracts with City of New York; Wake County, North Carolina as well as the city and county of Honolulu, Hawaii.
•	$130 million, IT outsourcing contract with Cirque du Soleil
•	US$45 - US $75 million, BPS contract with Universal Insurance
•	$50 million, renewal with Caisse de dépôt et placement du Québec

Quarterly Conference Call

Investors and the media are invited to a conference call to discuss quarterly results this morning, July 26, 2006, at 10:00 am (ET). Participants may access the call by dialing (866) 542-4236 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com

Use of Non-GAAP Financial Information

CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website at www.cgi.com, and filed with SEDAR and EDGAR.

CGI Reports 3Q FY06 Results

July 26, 2006

About CGI

Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the U.S., Europe, Asia Pacific as well as from centers of excellence in Canada and the U.S., Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.1 billion) and at June 30, 2006, CGI's order backlog was $13.3 billion (US$11.9 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Investors:

Lorne Gorber

Vice-President, Corporate Communications and

Investor Relations

(514) 841-3355

Media:

Philippe Beauregard

Director, Public Affairs

(514) 841-3218

Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2006 and 2005

CGI GROUP INC.

Consolidated Statements of Earnings

For the three and nine months ended June 30

(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2006	2005	2006	2005
		Restated		Restated
	$	$	$	$
Revenue	866,504	936,394	2,631,803	2,781,146

Operating expenses
Costs of services, selling and administrative	746,395	802,312	2,282,948	2,389,639
Amortization (Note 6)	42,467	54,909	129,640	145,789
Restructuring costs related to specific items (Note 7)	15,020	-	46,335	-
Interest on long-term debt	13,146	5,228	29,852	19,207
Other income, net	(2,193)	(1,499)	(5,804)	(5,646)
Sale of right (Note 10)	-	(11,000)	-	(11,000)
Gain on sale and earnings from an investment in an entity subject to significant influence	-	-	-	(4,537)
Gain on sale of assets (Note 5b))	-	-	(10,475)	-
	814,835	849,950	2,472,496	2,533,452
Earnings from continuing operations before income taxes	51,669	86,444	159,307	247,694
Income taxes	15,725	29,823	52,306	84,411
Net earnings from continuing operations	35,944	56,621	107,001	163,283
Net gain (loss) from discontinued operations (Note 8)	-	1,138	-	(2,587)
Net earnings	35,944	57,759	107,001	160,696
Basic and diluted earnings per share from continuing operations (Note 4c))	0.11	0.13	0.29	0.37
Basic and diluted loss per share from discontinued operations (Note 4c))	-	-	-	(0.01)
Basic and diluted earnings per share (Note 4c))	0.11	0.13	0.29	0.36

Consolidated Statements of Retained Earnings

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2006	2005	2006	2005
	$	$	$	$
Retained earnings, beginning of period	534,089	808,945	895,267	730,757
Net earnings	35,944	57,759	107,001	160,696
Share repurchase costs (Note 4a))	-	-	(6,760)	-
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 4a))	-	(8,214)	(425,475)	(32,963)
Retained earnings, end of period	570,033	858,490	570,033	858,490

CGI GROUP INC.

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	As at June 30, 2006	As at September 30, 2005
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	154,494	240,459
Accounts receivable	496,475	487,731
Work in progress	201,392	214,470
Prepaid expenses and other current assets	98,858	75,531
Future income taxes	23,146	22,118
	974,365	1,040,309
Capital assets	116,006	116,388
Contract costs	221,340	228,646
Finite-life intangibles and other long-term assets (Note 2)	528,633	580,642
Future income taxes	38,340	46,601
Goodwill	1,738,834	1,773,370
Total assets before funds held for clients	3,617,518	3,785,956
Funds held for clients	250,877	200,703
	3,868,395	3,986,659

Liabilities
Current liabilities
Accounts payable and accrued liabilities	357,811	378,691
Accrued compensation	134,314	107,014
Deferred revenue	156,519	127,950
Income taxes	22,868	31,955
Future income taxes	43,866	47,163
Current portion of long-term debt	9,667	14,899
	725,045	707,672
Future income taxes	226,710	238,983
Long-term debt (Note 3)	801,069	234,801
Accrued integration charges and other long-term liabilities	99,365	109,810
Total liabilities before clients’ funds obligations	1,852,189	1,291,266
Clients’ funds obligations	250,877	200,703
	2,103,066	1,491,969

Shareholders’ equity
Capital stock (Note 4a))	1,404,583	1,762,973
Contributed surplus (Note 4a) and 4b))	78,301	67,578
Warrants (Note 4a))	-	19,655
Retained earnings	570,033	895,267
Foreign currency translation adjustment	(287,588)	(250,783)
	1,765,329	2,494,690
	3,868,395	3,986,659

CGI GROUP INC.

Consolidated Statements of Cash Flows

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited))

	Three months ended June 30		Nine months ended June 30
	2006	2005	2006	2005

	$	$	$	$
Operating activities
Net earnings from continuing operations	35,944	56,621	107,001	163,283
Adjustments for:
Amortization (Note 6)	48,688	61,717	147,919	167,546
Non-cash portion of restructuring costs related to specific items (Note 7)	692	-	692	-
Deferred credits	-	(734)	(781)	(2,258)
Future income taxes	1,956	(4,729)	(11,768)	17,211
Foreign exchange loss	2,827	1,346	2,185	3,479
Stock-based compensation expense (Note 4b))	2,347	4,748	8,641	15,454
Gain on sale and earnings from an investment in an entity subject to significant influence	-	-	-	(4,537)
Sale of right (Note 10)	-	(11,000)	-	(11,000)
Gain on sale of assets	-	-	(10,475)	-
Net change in non-cash working capital items	15,855	80,534	10,291	8,759
Cash provided by continuing operating activities	108,309	188,503	253,705	357,937

Investing activities
Business acquisitions (net of cash acquired) (Note 5a))	(14,845)	(356)	(20,222)	(43,607)
Proceeds from sale of assets and businesses (Note 5b))	-	-	27,559	29,521
Proceeds from sale of right	-	11,000	-	11,000
Purchase of capital assets	(5,055)	(5,178)	(27,009)	(20,128)
Proceeds from disposal of capital assets	-	156	448	6,502
Contract costs	(9,413)	(7,523)	(25,804)	(19,508)
Reimbursement of contract costs upon termination of a contract	-	15,300	-	15,300
Additions to finite-life intangibles and other long-term assets	(16,862)	(19,543)	(52,915)	(64,249)
Proceeds from sale of investment in an entity subject to significant influence	-	-	-	20,849
Decrease in other long-term assets	952	3,894	3,686	10,663
Cash used in continuing investing activities	(45,223)	(2,250)	(94,257)	(53,657)

Financing activities
Increase in credit facilities (Note 3)	-	-	738,605	190,000
Repayment of credit facilities	(129,449)	(90,000)	(158,944)	(397,578)
Repayment of long-term debt	(2,888)	(6,251)	(10,098)	(14,101)
Repurchase of Class A subordinate shares (including share purchase costs)	-	(26,356)	(873,175)	(76,004)
Issuance of shares (net of share issue costs)	25,058	1,540	57,792	2,773
Cash used in continuing financing activities	(107,279)	(121,067)	(245,820)	(294,910)
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	697	1,169	407	1,043
Net (decrease) increase in cash and cash equivalents of continuing operations	(43,496)	66,355	(85,965)	10,413
Net cash and cash equivalents provided by discontinued operations	-	2,747	-	990
Cash and cash equivalents, beginning of period	197,990	142,924	240,459	200,623
Cash and cash equivalents, end of period	154,494	212,026	154,494	212,026
Interest paid	6,457	731	25,154	13,164
Income taxes paid	18,193	8,948	59,935	53,075

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1.	Summary of significant accounting policies

The interim consolidated financial statements for the three and nine months ended June 30, 2006 and 2005, are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles (“GAAP”) for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended

September 30, 2005. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2005.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Restatement

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its accounting reviews performed during the year ended September 30, 2005, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients, which are included in Costs of services, selling and administrative expenses, be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounted to $14,786,000 and $40,731,000 for the three and nine months ended June 30, 2005, respectively. The revised presentation is in accordance with Emerging Issue Committee (“EIC”) Abstract 123, “Reporting Revenue Gross as a Principal versus Net as an Agent”, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new Handbook Sections which were effective for interim periods beginning on or after

January 1, 2006:

a)

Handbook Section 3831, “Non-Monetary Transactions”, requires that non-monetary transactions be recorded at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is non-monetary, non-reciprocal transfer to owners or it’s not reliably measurable. The adoption of this section did not have any impact on the consolidated financials statements.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1.	Summary of significant accounting policies (continued)

Change in accounting policies (continued)

b)

EIC 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)”, provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 did not have any impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer” issued by the Financial Accounting Standards Board’s Emerging Issues Task Force as at September 30, 2002.

Future accounting changes

The CICA has issued the following new Handbook Sections:

a)

Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b)

Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c)

Handbook Section 3865, “Hedges”, effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

2.	Finite-life intangibles and other long-term assets

	As at June 30, 2006			As at September 30, 2005
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Internal software	71,168	28,878	42,290	75,088	31,056	44,032
Business solutions	248,855	76,427	172,428	227,214	51,114	176,100
Software licenses	128,569	82,083	46,486	135,991	69,644	66,347
Customer relationships and other	380,570	134,525	246,045	382,111	103,819	278,292
Finite-life intangibles	829,162	321,913	507,249	820,404	255,633	564,771

Financing lease			-			1,788
Deferred financing fees and other			21,384			14,083
Other long-term assets			21,384			15,871
Total finite-life intangibles and other long-term assets			528,633			580,642
3.	Credit facilities

The Company has available a five-year unsecured revolving credit facility for an amount of $1,000,000,000 maturing in December 2009. This agreement comprises a Canadian tranche with a limit of $850,000,000 and a U.S. tranche equivalent to $150,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at June 30, 2006, an amount of $590,000,000 has been drawn upon this facility. Also, an amount of $28,426,639 has been committed against this facility to cover various letters of credit issued for clients and other parties. Financing fees of $1,000,000 were incurred during the third quarter of 2006 and were recorded in Finite-life intangibles and other long-term assets. In addition to the revolving credit facility, the Company has available demand lines of credit in the amounts of $27,000,000 and £2,000,000. As at June 30, 2006, no amount has been drawn upon these facilities.

The long-term debt agreements contain covenants which require the Company to maintain certain financial ratios. At June 30, 2006, the Company is in compliance with the covenants of its credit facilities and other long-term debt. On April 21, 2006, the Company obtained certain amendments to the definition and calculations of the ratios which take into account the impact of restructuring activities on the unsecured revolving credit facility. In addition, on June 9, 2006, the Company amended its agreement for the Senior US unsecured notes, as it relates to financial ratios.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share
a)	Capital stock

Changes in Class A subordinate and the Class B shares were as follows:

	Nine months ended June 30, 2006
	Class A subordinate shares		Class B shares
	Number	Carrying value	Number	Carrying value
		$		$
Balance, beginning of period	397,448,329	1,718,105	33,772,168	44,868
Repurchased and cancelled(1)	(100,846,200)	(433,755)	-	-
Options exercised(2)	1,185,012	11,528	-	-
Warrants exercised(3)	7,131,236	60,981	435,991	2,856
Balance, end of period	304,918,377	1,356,859	34,208,159	47,724

	Twelve months ended September 30, 2005
	Class A subordinate shares		Class B shares
	Number	Carrying value	Number	Carrying value
		$		$
Balance, beginning of period	410,720,891	1,775,362	33,772,168	44,868
Repurchased and cancelled	(14,078,360)	(60,998)	-	-
Repurchased and not cancelled	-	(3,665)	-	-
Options exercised	805,798	7,406	-	-
Balance, end of period	397,448,329	1,718,105	33,772,168	44,868

(1)

On January 12, 2006, the Company concluded a transaction whereby the Company repurchased from BCE for cancellation 100 million of its Class A subordinate shares at a price of $8.5923 per share. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $425,475,000 as well as share repurchase costs in the amount of $6,760,000, were charged to retained earnings.

On January 31, 2006, the Company announced that its Board of Directors had authorized the renewal of the share repurchase program which enables the Company to purchase up to 29,288,443 Class A subordinate shares for cancellation from February 3, 2006 to February 2, 2007. No shares have been repurchased under this renewed program. During the twelve months ended September 30, 2005, the Company repurchased 14,896,200 Class A subordinate shares of which 846,200 Class A subordinate shares, with a purchase value, of $7,185,000, have been paid and cancelled in the three months ended December 31, 2005.

(2)

The carrying value of Class A subordinate shares includes $3,302,000 ($2,855,000 for the twelve months ended September 30, 2005) of contributed surplus representing the value of compensation cost associated with the options exercised and the value of exercised options assumed in connection with acquisitions.

(3)

During the second quarter in 2006, Desjardins Group exercised its warrant to purchase 4,000,000 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $26,200,000.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share (continued)
a)	Capital stock (continued)

(3)	The carrying value of these Class A subordinate shares includes $14,271,000 which was previously recorded under Warrants caption.

On April 6, 2006, BCE exercised its warrants resulting in the issuance of 3,131,236 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $20,510,000. Also, on April 28, 2006, the Company’s Class B shareholders exercised their warrants totaling 435,991 Class B shares at a price of $6.55 each for an aggregate amount of $2,856,000.

On June 13, 2006, 1,118,210 warrants of Laurentian Bank expired, resulting in a transfer of their carrying value of $5,384,000 from the Warrants caption to the Contributed surplus caption.

b)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the compensation expense and the weighted average assumptions used to determine the stock-based compensation expense recorded in Cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended June 30		Nine months ended June 30
	2006	2005	2006	2005
Compensation expense ($)	2,347	4,748	8,641	15,454
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	31.4%	43.4%	38.2%	45.9%
Risk-free interest rate	4.3%	3.54%	3.89%	3.93%
Expected life (years)	5	5	5	5
Weighted average grant date fair values ($)	2.93	3.02	3.43	3.87

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Nine months ended June 30, 2006	Twelve months ended September 30, 2005
Outstanding, beginning of period	26,538,654	25,537,300
Granted	6,389,024	5,079,636
Exercised	(1,185,012)	(805,798)
Forfeited and expired	(3,243,172)	(3,272,484)
Outstanding, end of period	28,499,494	26,538,654

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share (continued)
c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30, 2006			Three months ended June 30, 2005
	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
	35,944	338,714,368	0.11	57,759	436,591,748	0.13
Dilutive options (2)		800,958			812,765
Dilutive warrants (2)		49,812			728,452
	35,944	339,565,138	0.11	57,759	438,132,965	0.13

	Nine months ended June 30, 2006			Nine months ended June 30, 2005
	Net earnings (numerator)	Number of shares (denominator)(1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
	107,001	371,656,027	0.29	160,696	441,223,152	0.36
Dilutive options (2)		1,565,693			1,090,762
Dilutive warrants (2)		1,102,064			1,105,297
	107,001	374,323,784	0.29	160,696	443,419,211	0.36

(1)	846,200 Class A subordinate shares cancelled during the three months ended December 31, 2005, were excluded from the calculation of earnings per share as of the date of repurchase.

(2)

The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 24,375,869 and 18,584,096 for the three and nine months ended June 30, 2006, respectively and 22,900,078 and 22,617,676 for the three and nine months ended June 30, 2005, respectively. The number of excluded warrants was nil for the three and nine months ended June 30, 2006, respectively and 2,113,041 for the three and nine months ended June 30, 2005, respectively.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

5.	Investments in subsidiaries and joint ventures
a)	Acquisitions

For all business acquisitions, the Company begins recording the results of operations of the acquired entities as of their respective effective acquisition dates.

On June 1st, 2006, the Company acquired all outstanding shares of Plaut Consulting SAS (“Plaut”), a French management and technology consulting firm for an aggregate consideration of $18,400,000 of which $13,079,000 has already been paid. Recognized for its expertise in implementing SAP solutions, Plaut guides its worldwide clients through organizational and information systems transformation projects. The amount assigned to non-deductible goodwill is $12,678,000 and is included in the IT segment.

On February 2, 2006, the Company acquired all outstanding shares of Pangaea Systems Inc. (“Pangaea”), an information technology services company based in Alberta, Canada for an approximate aggregate paid consideration of $6,700,000. Pangaea specializes in development of internet-based solutions and related services mostly in the public sector, as well as in the sectors of energy and financial services. The amount assigned to non-deductible goodwill is $6,247,000 and is included in the IT segment.

b)	Dispositions

On October 26, 2005, the Company disposed of its electronic switching assets to Everlink Payment Services Inc. for cash consideration of $27,559,000 which was received during the second quarter of fiscal year 2006. The net assets disposed of included goodwill of $13,172,000 and the transaction resulted in a gain of $10,475,000.

c)	Modifications to purchase price allocations

During the nine months ended June 30, 2006, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net increase of non-cash working capital items, long-term debt and customer relationships of $2,841,000, $463,000 and $287,000, respectively, and a net decrease of integration charges, future income tax assets and cash of $8,661,000, $4,465,000 and $443,000, respectively, whereas goodwill decreased by $6,418,000.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

5.	Investments in subsidiaries and joint ventures (continued)
d)	Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2005	57,118	5,194	62,312
Adjustments to initial provision(1)	(10,188)	(1,688)	(11,876)
Foreign currency translation adjustment	(991)	153	(838)
Paid during the nine-month period	(8,199)	(1,284)	(9,483)
Balance, as at June 30, 2006(2)	37,740	2,375	40,115

(1)	Has been recorded as a decrease of goodwill. This amount includes the amount of goodwill decrease presented in Note 5c).
(2)	Of the total balance remaining, $9,553,000 is included in accounts payable and accrued liabilities and $30,562,000 is included in accrued integration charges and other long-term liabilities.

6.	Amortization

	Three months ended June 30		Nine months ended June 30
	2006	2005	2006	2005
	$	$	$	$
Amortization of capital assets	7,573	10,342	25,512	32,678
Amortization of contract costs related to transition costs	4,055	3,427	12,044	10,689
Amortization of finite-life intangibles	30,839	31,539	91,087	92,821
Impairment of contract costs and finite-life intangibles (Note 10)	-	9,601	997	9,601
	42,467	54,909	129,640	145,789
Amortization of contract costs related to incentives (presented as reduction of revenue)	6,221	6,808	18,279	21,757
	48,688	61,717	147,919	167,546

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

7.	Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montreal and Toronto, of which a significant portion is related to lower than expected BCE (a shareholder) work volumes. Approximately 850 of the total headcount reductions were effective as of June 30, 2006, and the remainder will be completed by the end of the calendar year. The acceleration and expansion of CGI’s Global Delivery Model will partially offset the headcount reductions by creating some 400 new jobs throughout its network. Under the terms of the contract agreement signed on December 16, 2005, BCE will share in severance costs with a maximum contribution capped at $10,000,000 for severance costs applicable to headcounts reductions exceeding 100 positions.

Total amount to be incurred as a result of this restructuring plan will approximate $90,000,000, of which $57,000,000 (after BCE contribution) will be for severance and $33,000,000 for consolidation and closure of facilities.

The following table shows details of restructuring costs related to specific items recorded in the statement of earnings during the three and nine months ended June 30, 2006:

For the three months ended June 30, 2006	Severance	Consolidation and closure of facilities	Total
	$	$	$
IT services	11,768	4,296	16,064
BPS	226	215	441
Corporate	390	1,984	2,374
Restructuring costs related to specific items	12,384	6,495	18,879
BCE contribution	(3,859)	-	(3,859)
Total restructuring costs related to specific items	8,525	6,495	15,020
For the nine months ended June 30, 2006
IT services	42,812	4,296	47,108
BPS	2,193	215	2,408
Corporate	2,759	1,984	4,743
Restructuring costs related to specific items	47,764	6,495	54,259
BCE contribution	(7,924)	-	(7,924)
Total restructuring costs related to specific items	39,840	6,495	46,335

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

7.	Restructuring costs related to specific items (continued)

The following table shows the components of the restructuring provision, included in accrued compensation and in accounts payable and accrued liabilities:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
Balance, as at October 1, 2005	-	-	-
IT services	31,044	-	31,044
BPS	1,967	-	1,967
Corporate	2,369	-	2,369
Restructuring costs related to specific items	35,380	-	35,380
Payments made	(4,231)	-	(4,231)
Balance, as at March 31, 2006	31,149	-	31,149
Additional provision:
IT services	11,768	4,296	16,064
BPS	226	215	441
Corporate	390	1,984	2,374
Restructuring costs related to specific items	43,533	6,495	50,028
Payments made	(34,303)	(2,888)	(37,191)
Non-cash portion of restructuring costs related to specific items	-	(692)	(692)
Balance, as at June 30, 2006	9,230	2,915	12,145

8.	Discontinued operations

During the year ended September 30, 2005, the Company formally adopted plans to divest from certain activities which were not in line with the Company's strategy. The Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (“Keyfacts”), a wholly-owned subsidiary of the Company as well as disposed of its US Services to Credit Unions business unit and its CyberSuite product line. Keyfacts is a provider of information search and retrieval services for investigative purposes. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	Three months ended June 30		Nine months ended June 30
	2006	2005	2006	2005
	$	$	$	$
Revenue	-	1,542	-	17,495
Operating expenses	-	(130)	-	11,754
Amortization	-	-	-	610
Earnings before income taxes	-	1,672	-	5,131
Income taxes	-	534	-	7,718
Net gain (loss) from discontinued operations	-	1,138	-	(2,587)

Discontinued operations were included in the business process services segment for the three and nine months ended June 30, 2005.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9.	Segmented information

The Company has two lines of business (“LOB”): IT services (“IT”) and business process services (“BPS”).

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities located in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and nearshore delivery model.

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended June 30, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	764,106	102,398	-	866,504
Earnings (loss) before interest on long-term debt, other income, gain on sale of assets, restructuring costs related to specific items, income taxes and discontinued operations(1)	85,572	13,178	(21,108)	77,642
Total assets	2,906,859	693,983	267,553	3,868,395

(1)	Amortization included in IT services, BPS and Corporate is $39,471,000, $6,893,000 and $2,324,000 respectively.

As at and for the three months ended June 30, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue (restated)	825,051	111,343	-	936,394
Earnings (loss) before interest on long-term debt, other income, gain on sale and earnings from an investment in an entity subject to significant influence, income taxes and discontinued operations(1)	92,268	20,868	(22,963)	90,173
Total assets	3,058,621	728,334	349,445	4,136,400

(1)	Amortization included in IT services, BPS and Corporate is $45,641,000, $13,888,000 and $2,188,000 respectively.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9.	Segmented information (continued)

As at and for the nine months ended June 30, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	2,314,808	316,995	-	2,631,803
Earnings (loss) before interest on long-term debt, other income, gain on sale of assets, restructuring costs related to specific items, income taxes and discontinued operations(1)	241,040	38,598	(60,423)	219,215
Total assets	2,906,859	693,983	267,553	3,868,395

(1)	Amortization included in IT services, BPS and Corporate is $123,773,000, $17,183,000 and $6,963,000 respectively.

As at and for the nine months ended June 30, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue (restated)	2,447,507	333,639	-	2,781,146
Earnings (loss) before interest on long-term debt, other income, gain on sale and earnings from an investment in an entity subject to significant influence, income taxes and discontinued operations(1)	266,590	54,152	(64,024)	256,718
Total assets	3,058,621	728,334	349,445	4,136,400

(1)	Amortization included in IT services, BPS and Corporate is $136,215,000, $24,367,000 and $6,964,000 respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2005. The figures are presented net of intersegment sales and transfers, which are measured as if the sales or transfers were to third parties.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

10.	Sale of right

On June 15, 2005, the Company entered into an alliance (“arrangement”) with a financial institution. Under this arrangement, the Company has sold to this financial institution a right to access the Company’s Canadian Credit Union (“Credit Union”) clients in order to offer them its business solutions in exchange for cash consideration of $13,500,000. A portion of this consideration in the amount of $2,500,000 has been recorded as deferred revenue and will be reversed to earnings upon certain conditions being met. Additional consideration, up to a maximum of $10,000,000, may be received by the Company based on the number of Credit Union clients transitioning to the financial institution’s business solutions. The Company will continue to support or provide services to the Credit Unions with its current solutions and methodologies until this transitioning is completed. As a result of the above transaction, contract costs and business solutions relating to the Credit Unions in the amount of $5,106,000 and $4,495,000, respectively, were impaired and included in amortization expense.

11.	Guarantees

Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

Sale of assets and business divestitures

In connection with sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure of approximately $108,500,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at June 30, 2006. The Company does not expect to incur any potential payment in connection with these guarantees which could have a materially adverse effect on its consolidated financial statements.

U.S. Government contracts

The Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

11.	Guarantees (continued)

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at June 30, 2006, the Company provided for a total of $112,100,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on the Company’s consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and nine months ended June 30, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

12.	Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2005.

	Three months ended June 30		Nine months ended June 30
	2006	2005	2006	2005
Reconciliation of net earnings	$	$	$	$
Net earnings - Canadian GAAP	35,944	57,759	107,001	160,696
Adjustments for:
Stock-based compensation (a)	-	4,748	-	15,454
Warrants	351	351	1,053	1,053
Other	477	(344)	887	(968)
Net earnings - US GAAP	36,772	62,514	108,941	176,235
Other comprehensive income
Foreign currency translation adjustment	(41,501)	7,997	(36,805)	(26,009)
Comprehensive income	(4,729)	70,511	72,136	150,226
Basic and diluted earnings per share - US GAAP	0.11	0.14	0.29	0.40

	As at June 30, 2006	As at September 30, 2005
	$	$
Reconciliation of shareholders’ equity
Shareholders’ equity - Canadian GAAP	1,765,329	2,494,690
Adjustments for:
Stock-based compensation (a)	58,411	58,411
Warrants	(5,427)	(6,480)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Adjustment for change in accounting policy	9,715	9,715
Other	(7,996)	(9,463)
Shareholders’ equity - US GAAP	1,837,810	2,564,651

(a)	Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004, as required by CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under US GAAP, the Statement of Financial Accounting Board No. 123 (revised 2004), “Share-Based Payment” is effective for fiscal years beginning on or after June 15, 2005. The Company adopted the modified prospective application of the recommendation of the Statement effective October 1, 2005. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: July 26, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary